Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated December 14, 2009, relating to the consolidated financial statements of Innovative Solutions and Support, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (ASC Topic 740, Income Taxes), effective October 1, 2007), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Innovative Solutions and Support, Inc. and subsidiaries for the year ended September 30, 2009.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

December 14, 2009